U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                               Amendment No. 3 to
                                   FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       UNder Section 12(B) or (G) of the Securities Exchange Act of 1934


                          DYNAMIC IMAGING GROUP, INC.
                          ---------------------------
                 (Name of Small Business Issuer in its charter)


        FLORIDA                                          65-0903895
--------------------------------------------------------------------------------
(State of incorporation)                    (I.R.S. Employer Identification No.)



3418 NORTH OCEAN BOULEVARD,
FORT LAUDERDALE, FLORIDA                                     33308
--------------------------------------------------------------------------------
(Address of principal executive offices)                   (Zip Code)


ISSUER'S TELEPHONE NUMBER          (954) 564-1133
--------------------------------------------------------------------------------


SECURITIES TO BE REGISTERED PURSUANT TO 12(B) OF THE ACT:   NONE
--------------------------------------------------------------------------------



Securities to be registered pursuant to 12(g) of the ACT:_______________________



                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

BACKGROUND

         Dynamic Imaging Group, Inc. was incorporated under the laws of the State of Florida in January 1999. Through our wholly-owned subsidiary, Dynamic Imaging Group, Inc., a Colorado corporation, we are engaged in the sale and rental of portable show displays, accessories and graphics, all of which are used in the trade show and trade exhibition industry.

         During January 1999, all of the issued and outstanding common stock of Dynamic Imaging Group, Inc. (Colorado) was exchanged for all of the issued and outstanding common stock of Dynamic Imaging Group, Inc. (Florida). Dynamic Imaging Group, Inc. (Colorado) was incorporated under the laws of Colorado in March 1998. The purpose of the stock exchange was to have the parent company organized under Florida laws.


         Fiscal year 1999 net revenue was comprised of approximately 76% display sales, 4% display rental income, and 20% revenues graphic sales. As expected, fourth quarter 1999 rental income increased to 18% of net revenues, while direct sales, comprised of popup displays and large format graphics, represented 82% of net revenues. To maximize revenue in fiscal year 2000, we intend to restructure our organization to focus on increasing rental sales. Our program RAMP, Retail Account Management Program, takes into account such factors as customer dollar volume, new account calls, and merchandise standards.


THE TRADE SHOW AND EXHIBITION INDUSTRY

         Our market analysis shows that during the past decade companies have realized the importance of displaying their products through trade shows, conventions and company meetings. As a result, our management believes that the show and exhibition display industry has substantial growth potential both domestically and internationally.


         The show and exhibition display system and accessory market is a rapidly growing industry, both domestically and internationally. Between 1980 and 1989, the exhibition industry reportedly grew at a rate of 72%. In 1989 there were a total of 3,289 shows. In 1996, this number increased to 4,400 with an average annual growth rate to year 2000 of 4.1%. The customer base for rental of the show display systems was 5% of the direct exhibit design dollars spent in 1996. By 2001, the average exhibition is projected to span 131,900 net square feet of exhibit space, draw 470 exhibiting firms and 27,560 attendees. Over 500 new shows are expected to be launched by the end of 2001. Management believes the growth in the trade show and exhibits industry has created a significant demand for companies to either invest in their own show display or rent a display through convention centers or local show display companies.

THE SHOW DISPLAY MARKET

         Recently, several companies have commenced manufacturing portable show displays and marketing the displays directly to the end user. Analysis conducted by our management revealed that the average company would use a show display only two to three times a year and that in some cases, it was cost prohibitive to purchase, transport and assemble its own show displays. Also, our analysis indicated that most companies participated in one trade show lasting three to four days per year, placing a burden on them as they incurred an initial purchase cost and additional follow-up storage charges. We also determined that many companies will pass up the opportunity to participate in smaller regional shows and exhibitions due to the prohibitive cost of transporting and assembling the display systems.


         Based on these findings, we created a new approach: renting show displays. We believe we can cater to the trade show participant who does not want the burden of purchasing, shipping and assembling its own display units. Our proprietary methods enable us to price our rental units below the current daily rental market price, which we believe promotes repeated rentals. We anticipate favorable pricing based on our ability to locate exhibitors through our own network of distributors who can secure rentals from other exhibitors on a periodic basis.


         We believe the market for these rental units includes both large and small companies. For the smaller company, renting a display system should be far more economical than purchasing a display system, especially if the company participates in exhibits once or twice a year. For the larger company experienced in exhibiting in large trade shows, renting a display system facilitates its participation in small and medium sized trade shows. The smaller shows may have been uneconomical to participate in due to the size and costs of shipping and assembling inherent in the company's system, which is typically a bulky and elaborate system reserved for major shows.


DYNAMIC IMAGING'S SHOW DISPLAYS AND GRAPHICS

         Dynamic Imaging's name brand displays are manufactured for us by Jemco Displays. Our displays are lightweight and can be easily assembled without tools in approximately 15 minutes. The display system is an aluminum frame structure which is designed to expand to an overall width of 100 inches by a height of 89 inches. Our frame includes a self-aligning magnetic set of plastic bars designed to attach to the frame for handing the center and radius end caps. The three center panels of our frame are approximately 27" wide and 89" high and are made of plastic with a fabric covering. The radius end caps are approximately 29" wide by 89" high. The center panels and end caps are attached to the frame by plastic panel hooks and magnetic strips. The display's frame also supports lighting, shelves, signage and various other interchangeable lightweight products.

         Dynamic Imaging produces large format photographic imaging on the Durst Lambda system, a specialized processing system. Our clients include wholesalers, resellers and advertising agencies. Our photo images are produced not only for use on our trade show display systems, but are also used for wall advertisements and lightbox fixtures for permanent usage, as well as book covers and handouts associated with these displays.

         Fabric, photo panels and various graphics, which are also supplied by us, easily attach to the display's frame by magnetic strips strategically located on the panels. Our graphics available for use with our displays are laser generated, true photographic, continuous tone process, which create the capability to transform a 24" by 24" poster into a 10' X 10' foot mural while keeping the image sharp and clear. Management believes this process improves on the inkjet and electrostatic process at a much-reduced cost and turnaround time. The displays come with molded plastic shipping cases with built-in wheels for easy transporting. The shipping cases convert to a matching podium table for the display.

WARRANTIES

         Dynamic Imaging warrants to the purchaser, on a no time limit basis, to repair or replace (at our option), the frame provided. This warranty is provided only with sales and not with rentals. All electrical parts and components are covered for a period of one year from the date of purchase. The conditions of the warranty are that the unit shall have been employed under conditions of normal use and service, there can be no evidence of tampering and improper handling and that other relevant information relating to the unit be provided to Dynamic Imaging. Graphics are excluded from our warranty. Our primary supplier of frame displays is Jemco Displays, which provides us and our customers with a comparable product warranty. Other display suppliers provide similar warranties. In view of the sturdy nature of the materials provided, we do not believe that full replacement would be necessary for a majority of circumstances as repairs could be handled by either us, our distribution personnel or Jemco Display or other suppliers. We intend to have up to five support outlets strategically located in the United States for quick 24-hour turnaround repair service as required. To date, we have not received requests for any returns to date or requests under our warranty.

DISTRIBUTION


         We distribute our goods and services through our network of authorized dealers which have franchise affiliations with Speedy Sign*A*Rama, USA, Inc., referred to in this registration statement as SignARama. SignARama has approximately 400 franchised dealers in North America. In April 1998, we entered into a co-marketing agreement with SignARama which provides that we and SignARama shall jointly market and promote our exhibit products worldwide. This agreement provides that SignARama is obligated to encourage its franchisees to lease, sell and distribute our display systems. Our display systems are exclusively marketed through SignARama's franchisees to the retail sign industry without any minimum leasing, selling or distribution requirements placed on the franchisees. The term of this agreement is for one year, renewable automatically for one year terms unless 30 days' written notice of termination is received by either party at least 30 days prior to the expiration of the term.

We will jointly participate in trade shows, conventions and other activities and will co-brand our advertising in various media. We are to bear all costs of marketing under this agreement. We are also to cooperate with SignARama in the areas of sales and training. Eight percent (8%) of all gross revenues received by us for sales to SignARama's franchisees are to be earmarked to fund a national advertising campaign of SignARama franchises. In addition, SignARama has affiliations in Australia, New Zealand, Puerto Rico, United Kingdom, Venezuela, Guam, Canada, Dominican Republic, Portugal, Northern Island, Uruguay and China.

         In addition, we have oral distribution arrangements with independent distributors for the sale of our products in Argentina, Bolivia and Peru, which are intended to be exclusive (except where pre-empted by our co-marketing agreement with SignARama). We will engage solely in direct sales for international operations outside of North America, and direct sales and leasing for North America.

         Display products to be sold will be either manufactured to order or shipped from available inventory directly to the dealer. Display products subject to rental will be supplied from inventory and shipped to the dealer for the term of the rental. Upon the conclusion of the rental term, the display will be picked up and returned to inventory.

MARKETING PHILOSOPHY AND STRATEGY

         We intend to focus our show display marketing efforts on smaller companies which participate in major trade shows, conventions, grand openings, weddings and company meetings. We also will gear our operations to local companies with display needs and small trade shows that cater to individuals, as well as to create product awareness to enhance sales and rentals through our existing distribution network.

         We market the sales of our display systems through telemarketing. We market rentals of our display systems through worldwide retail outlets that presently cater to the equipment rental, printing and graphics and trade show markets. Convention centers, hotels and civic centers are also a major source of rentals for the display systems. Each display system we rent through our authorized dealers result in a fee or commission paid to the authorized dealer on a per unit basis.

         Dynamic Imaging has its own public relations division that reaches over 21,000 potential clients through mass mailing, telemarketing and direct contact. Management believes that in-house public relations is a reliable way to market the Dynamic Imaging brand but will evaluate opportunities to contract with outside public relation firms.

COMPETITION


         We estimate that there are approximately 15 major manufacturers of pop-up display systems worldwide. Our leading competitors are Skyline, Nomadic, Abex and Expo Design, all of which are engaged in direct sales. We believe that there are presently no national competitors offering rental service only than independent local competitors scattered throughout the United States in local areas.

         The traditional method of marketing trade show displays and graphics has included the following: direct sales by the manufacturer, exhibitions at trade shows and conventions, national and local advertising. National and local advertising includes direct mail, trade and industry-specific magazines and regional yellow pages. Additionally, company-owned stores in major cities and wholesale and retail distributors have been successfully used as marketing vehicles.

         Historically, the display system industry has been fragmented, largely because companies within it cater to distinct customer bases with specialized needs. We believe that Dynamic Imaging is one of the first companies to standardize its product line so that it can be marketed to a broader customer base throughout the United States as well as in international markets. We also believe that Dynamic Imaging is one of the few suppliers of display systems and accessories which offers a national marketing network to bring products and related services to the public. Smaller entities, on the other hand, do not have this marketing network capability and must rely upon their own local, limited marketing methods. We believe that our distribution system provides us with cost-efficiencies as well as convenience and ease of use for our customers.

         Our strengths include our efficient network of dealers and outlets which makes our products and services available to the consumer in a broad range of geographic markets. In addition, we believe that departmental arrangements allow us to provide a broader range of services as well as cost-efficiencies to our customers. In our judgment, the greater challenge we face is the unpredictable fluctuation in demand for rental or direct purchases of display systems. This unpredictability imposes a strain on our ability to maintain an adequate inventory to satisfy the needs of the marketplace especially during peak periods.


EMPLOYEES

         Dynamic Imaging currently has 12 employees, eight of whom are involved in sales and clerical and four of whom are involved in management.

YEAR 2000 DISCLOSURE

         Dynamic Imaging has investigated the potential impact the Year 2000 could have on its internal software and operating systems. This potential problem will result from computers and computer systems' inability to recognize the year 2000 due to their coding. We believe that Dynamic Imaging's operating system is Year 2000 compliant. Additional, integral software that will be purchased will be Year 2000 compliant. Dynamic Imaging has made efforts to determine its vulnerability should any of its vendors experience Year 2000 difficulties. Should certain vendors become materially unable to meet Dynamic Imaging's needs, production could be interrupted, which would in turn adversely affect operations. Dynamic Imaging has identified multiple vendor sources for product to limit our exposure to vendor's Year 2000 problems. We believe that the anticipated costs of our Year 2000 initiative will not be material. While we believe that every effort is being taken to address all Year 2000 concerns, we cannot guarantee that the systems of other companies will be compliant and will not have a material adverse effect on Dynamic Imaging.

ITEM 2.  DESCRIPTION OF PROPERTY
         -----------------------

         Dynamic Imaging maintains its executive office, sales and warehouse facility at 3418 North Ocean Boulevard, Fort Lauderdale, Florida 33308. Dynamic Imaging leases its executive offices, sales facility and warehouse facility at the rate of $3,400 per month, $1,200 per month and $800 per month, respectively.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES
         ------------------------------------------------------------------

         The following table sets forth the names, ages and positions with Dynamic Imaging and ages of our executive officers and directors. Directors will be elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.


     NAME                     AGE           POSITIONS HELD
     ----                     ---           --------------

Gary R. Morgan                 55           Chief Executive Officer, Chairman
                                            of the Board and Treasurer

Roland L. Breton               50           President and director

Sharon Hovater                 45           Secretary


         GARY R. MORGAN has served as Chairman of the Board and Treasurer since inception in March 1998 and Chief Executive Officer since December 1998. Between July 1996 and March 1998, Mr. Morgan served as Chief Executive Officer of Olympus Ventures, Inc., a garment contractor and manufacturing company. Between March 1994 and July 1996, Mr. Morgan served as President of Horizon International Associates, Inc., a pre-owned aircraft marketing company.


         ROLAND L. BRETON has served as President and director since March 1998. Between September 1996 and December 1998 Mr. Breton served as Director and President of Olympus Ventures, Inc. Between November 1995 and September 1996, Mr. Breton was President of Olympus Mills, Inc., the manufacturing division of Olympus Ventures, Inc. Between October 1993 and November 1995 he served as Executive Vice President of Madison Group Associates, Inc., an entertainment and fitness company.

         SHARON HOVATER has served as Secretary since November 1999. From 1995 to the present, Ms. Hovater has served in various managerial positions in the food and beverage industry in San Francisco, California and south Florida. Ms. Hovater received her Associate of Art degree from Wichita State University.

EMPLOYMENT AGREEMENTS


In February 1998, each of Messrs. Morgan and Breton entered into five year employment agreements with Dynamic Imaging, which entitled each of them to receive an annual base salary of $120,000 plus a bonus equal to 2.5% of Dynamic Imaging's total revenues for each year of the agreement with a maximum of 10% of gross profit. Each of the employment agreements also provides for the grant of options to purchase an aggregate of 1,500,000 shares at an exercise price of $.80 per share in five equal annual installments each year of employment commencing February 28, 2000 (for an aggregate of 3,000,000 shares). The options expire seven years from their date of vesting. Each of the employment agreements also provide for an expense allowance equal to 10% of the base salary. The agreements further provide for an increase of at least 10% per year in the base salary amounts, and include non-compete and confidentiality provisions. Each of the executive officers agreed to waive his salary for the period from February 1998 to January 1999.

         In October 1999, Howard Storfer resigned as an executive officer of Dynamic Imaging. All contractual obligations owed by and to Mr. Storfer regarding Dynamic Imaging terminated in September 1999. Mr. Storfer is presently rendering consulting services to Dynamic Imaging.


ITEM 4.  EXECUTIVE COMPENSATION
         ----------------------


         The following table sets forth information relating to the compensation paid by Dynamic Imaging during the past fiscal year (Dynamic Imaging was not in existence during any other fiscal year) to its Chief Executive Officer and President. Each of the executives agreed to waive his salary and, consequently, did not earn any compensation during the fiscal year ended December 31, 1998. This table includes options to purchase an aggregate of 3,000,000 shares of Dynamic Imaging's common stock granted under the employment agreements described above in Item 3.


                                            SUMMARY COMPENSATION TABLE
--------------------------- ------- ------------------------------- ----------------------------------- -----------
                                         Annual Compensation              Long-Term Compensation
                                    --------- --------- ----------- -------------------------- --------
                                                                             Awards
                                                                    ------------ ------------- --------
                                                                                  Securities
                                                          Other                     Under-
                                                          Annual    Restricted      Lying               All Other
    Name and Principal                                   Compen-       Stock       Options/     LTIP     Compen-
         Position            Year    Salary    Bonus      sation     Award(s)        SARs      Payouts    sation
                                                           ($)          ($)          (#)         ($)       ($)
           (a)               (b)      (c)       (d)        (e)          (f)          (g)         (h)       (i)
--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------

Gary Morgan, Chief          1998     -0-         -0-        -0-          -0-      1,500,000       -0-       -0-
   Executive Officer
   and Treasurer
--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------
Roland Breton, President    1998     -0-          -0-        -0-          -0-      1,500,000       -0-       -0-
--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------


--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------

--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------

--------------------------- ------- --------- --------- ----------- ------------ ------------- -------- -----------

STOCK OPTIONS

                                       OPTION/SAR GRANTS IN LAST FISCAL YEAR
---------------------------------------------------------------------------------------------------- --------------
Individual Grants                                                              Potential Realizable   Alternative
                                                                                     Value At              To
                                                                             Assumed Annual Rates Of  (f) and (g):
                                                                                      Stock            Grant Date
                                                                              Price Appreciation For     Value
                                                                                      Option
                                                                                       Term
-----------------------------------------------------------------------------
                                        Percent of
                           Number Of       Total
                           Securities    Options/
                           Underlying  SARs Granted  Exercise Of                                      Grant Date
                          Options/SARs To Employees  Base Price  Expiration                            Present
          Name            Granted (#)    In Fiscal     (S/Sh)       Date       5% ($)      10% ($)     Value $
           (a)                (b)          Year          (d)         (e)         (f)         (g)         (h)
                                            (c)
-------------------------------------------------------------------------------------------------------------------
Gary Morgan               1,500,000    33.33%        .80         2005/2010   N/A         N/A          N/A
-------------------------------------------------------------------------------------------------------------------
Roland Breton             1,500,000    33.33%        .80         2005/2010   N/A         N/A          N/A
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------


       Each of these individuals were granted options to purchase an aggregate amount of 1,500,000 shares of Dynamic Imaging's common stock pursuant to employment agreements. The options are exercisable at $.80 per share, and vest in five equal annual installments of 300,000 shares beginning on February 28, 2000 and are exercisable for a period of seven years from the date of vesting.


OPTION EXERCISES AND HOLDINGS

       The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1998, of each person named in the summary compensation table and the unexercised options held as of the end of the 1998 fiscal year.

                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                                 OPTION/SAR VALUES
--------------------------------------------------------------------------------------------------------------------
                                                                             Number of              Value Of
                                                                            Securities            Unexercised
                                                                            Underlying            In-The-Money
                                                                            Unexercised           Options/SARs
                                                                           Options/SARs         At Fiscal Year-
                                         Shares                         At Fiscal Year-End            End
                                      Acquired On          Value           Exercisable/           Exercisable/
                                        Exercise         Realized          Unexercisable         Unexercisable
               Name
--------------------------------------------------------------------------------------------------------------------

Gary Morgan, Chief Executive              N/A               N/A              0/1,500,000              N/A
Officer and Treasurer
--------------------------------------------------------------------------------------------------------------------
Roland Breton, President                  N/A               N/A              0/1,500,000              N/A
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

ITEM 5.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------


         The following table sets forth information as of October 31, 1999, with respect to the beneficial ownership of shares of common stock by (i) each officer and director, (i) each person or entity known by Dynamic Imaging to be the owner of more than 5% of the outstanding shares of common stock, or to be and (iii) all officers and directors as a group. The address of each person is c/o Dynamic Imaging Group, Inc., 3418 North Ocean Boulevard, Fort Lauderdale, Florida 33308. There were 5,609,710 shares of Dynamic Imaging's common stock issued and outstanding as of December 31, 1999.


                                                             Approximate
                                                            Percentage of
                                       No. of            Outstanding Shares
Name                                   Shares            Beneficially Owned
----                                   ------            ------------------

Gary R. Morgan                          800,000                 13.5%
Roland L. Breton                      3,300,000                 55.9%
Sharon Hovater                              -0-                  -0-
Howard Storfer                          800,000                 13.5%

                                      =========                 ====
All Officers and Directors            4,900,000                 82.9%
as a Group (3 persons)

-------------------


         Gary Morgan is Chief Executive Officer and Chairman of the Board of Dynamic Imaging. Includes 500,000 shares of common stock held by Horizon Associates, Inc., a corporation which Mr. Morgan controls. Also includes options to purchase 300,000 shares of common stock exercisable at a purchase price of $.80 per share, which options become exercisable February 28, 2000. Does not include options to purchase an aggregate of 1,200,000 shares of common stock, exercisable at $.80 per share, which vest in four equal annual installments commencing February 28, 2001 and are exercisable for a period of seven years from the date of vesting.

         Roland Breton is President and director. Includes shares of common stock held by his spouse and 2,500,000 shares of the Company's common stock held by A.R. Fortune, a corporation controlled by his spouse. Mr. Breton disclaims beneficial ownership of the shares owned by his spouse and A.R. Fortune. Also includes options to purchase 300,000 shares of common stock exercisable at a purchase price of $.80 per share, which options become exercisable February 28, 2000. Does not include options to purchase an aggregate of 1,200,000 shares of common stock, exercisable at $.80 per share, which vest in four equal annual installments commencing February 28, 2001, and are exercisable for a period of seven years from the date of vesting.


         Sharon Hovater is Secretary and holds no common stock or options to purchase common stock.

         Howard Storfer's holdings include 500,000 shares of common stock held by his spouse. Also includes options to purchase 300,000 shares of common stock exercisable at a purchase price of $.80 per share, which options become exercisable February 28, 2000. Does not include options to purchase an aggregate of 1,200,000 shares of common stock, exercisable at $.80 per share, which vest in four equal annual installments commencing February 28, 2001 and are exercisable for a period of seven years from the date of vesting. Mr. Storfer disclaims beneficial ownership of his spouse's shares.


ITEM 6.  INTEREST OF MANAGEMENT AND CERTAIN TRANSACTIONS
         -----------------------------------------------


         Between March 1998 and January 1999, Horizon Associates, Inc., a company controlled by Messrs. Morgan and Breton, loaned Dynamic Imaging $7,400. The loan was non-interest bearing and repaid in June 1999.

         Between January 1, 1999, and September 30, 1999, Dynamic Imaging advanced certain funds aggregating $227,786 to Messrs. Morgan, Breton and Storfer. The advances are non-interest bearing and are payable upon demand.


ITEM 7.  DESCRIPTION OF SECURITIES
         -------------------------


         Dynamic Imaging is authorized to issue 50,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of October 31, 1999, there were 5,609,710 shares of common stock issued and outstanding and no shares of preferred stock outstanding.


COMMON STOCK

         The authorized capital stock of Dynamic Imaging currently includes 50,000,000 shares of common stock, par value $.001 per share. The holders of common stock: have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the board of directors of Dynamic Imaging; are entitled to share ratably in all of the assets of Dynamic Imaging available for distribution and upon liquidation, dissolution or winding up of the affairs of Dynamic Imaging. There are no do not have preemptive subscription or conversion rights or redemption or sinking fund provisions applicable thereto. Holders of common stock are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. The holders of common stock of Dynamic Imaging do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of the directors.

PREFERRED STOCK

         Dynamic Imaging is authorized to issue 5,000,000 shares of preferred stock with designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Dynamic Imaging.

CERTAIN FLORIDA LEGISLATION

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and Dynamic Imaging's Articles and Bylaws also authorize Dynamic Imaging to indemnify Dynamic Imaging's directors, officers, employees and agents. In addition, Dynamic Imaging's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DYNAMIC IMAGING'S ARTICLES OF INCORPORATION AND BYLAWS

          The paragraphs above under the section entitled "Preferred Stock", could have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of Dynamic Imaging as to the benefits to shareholders of these provisions of our Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Dynamic Imaging's board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. These provisions will also render the removal of Dynamic Imaging's Board of Directors and management more difficult and may tend to stabilize Dynamic Imaging's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The board of directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, Dynamic Imaging may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON DYNAMIC IMAGING'S COMMON EQUITY AND
         --------------------------------------------------------------------
         OTHER STOCKHOLDER MATTERS
         -------------------------

         There is currently no public trading market for Dynamic Imaging's common stock. As at December 31, 1999, there were 57 holders of record of our Common Stock.


         As at December 31, 1999, we had outstanding options to purchase 4,500,000 shares of our common stock, none of which had vested. We have no shares currently eligible for sale under Rule 144 and no shares outstanding which include registration rights. However, we have outstanding 575,660 shares which were previously issued under Rule 504, and which are able to be traded currently if a market were to develop for our shares.

         Dynamic Imaging expects to engage Corporate Stock Transfer as the transfer agent for its common stock. Corporate Stock Transfer is located at 370 17th Street, Suite 2350, Denver, Colorado 80202.


         Dynamic Imaging has never paid cash dividends on its common stock and presently intends to retain future earnings, if any, to finance the expansion of business. Dynamic Imaging does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS
         -----------------

         There are no material legal proceedings filed, or to Dynamic Imaging's knowledge, threatened against it.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ---------------------------------------------

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------


         In March 1998, Dynamic Imaging granted options to purchase an aggregate of 3,000,000 shares of common stock at a purchase price of $.80 per share to its officers and directors and options to purchase 1,500,000 shares of common stock at a purchase price of $.80 per share to an individual who was serving as an officer and director at that time. The options are exercisable in five equal annual installments beginning on February 28, 2000 are exercisable for a period of seven years from the date of vesting. Because these individuals, as officers and directors, had access to all information pertaining to Dynamic Imaging, the issuance was exempt from the registration requirements of the Act under Section 4 (2) of the Securities Act of 1933.

         In March 1998, Dynamic Imaging issued an aggregate of 5,000,000 shares of common stock to affiliates or family members of the officers and directors of Dynamic Imaging for aggregate consideration of $5,000. These investors were founders of Dynamic Imaging, and therefore, had access to all information pertaining to Dynamic Imaging. As a result, the issuance was exempt from the registration requirements of the Act under Section 4(2) of the Securities Act of 1933.


         In January 1999, Dynamic Imaging issued an aggregate of 250,300 shares of common stock at $.50 per share to 17 investors in accordance with Rule 504 of Regulation D under the Securities Act of 1933 for net proceeds of $125,150. Between February and March 1999, Dynamic Imaging issued an aggregate of 299,410 shares of common stock at $2.50 per share to 37 investors in accordance with Rule 504 of Regulation D under the Securities Act of 1933. As of January 12, 2000, net proceeds from the latter offerings, exclusive of subscription receivables amounted to $613,025. As of January 12, 2000, subscription receivables amounted to $69,500. Approximately two-thirds of the purchasers were friends or relatives of Dynamic Imaging's executive officers (but not household members of the executives) and the remaining one-third were various business associates of Dynamic Imaging.


         In June 1999, Dynamic Imaging issued an aggregate of 20,000 shares of common stock in exchange for professional services rendered. These shares were valued at $.10 per share.


         In October 1999, Dynamic Imaging issued in a private transaction an aggregate of 40,000 shares of common stock to an individual, receiving net proceeds of $25,000. Inasmuch as this individual had access to all information pertaining to Dynamic Imaging, and is an accredited or otherwise sophisticated investor, this transaction was exempt from the registration requirements of the Securities Act of 1933.


ITEM 4.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Dynamic Imaging's Articles of Incorporation and Bylaws provide that Dynamic Imaging shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling Dynamic Imaging pursuant to the foregoing provisions, Dynamic Imaging has been informed that, in the opinion of the Commission, this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------


         The following audited Financial Statements for Dynamic Imaging, include the audited balance sheet at December 31, 1998, and the related audited statements of operations, changes in capital deficiency and cash flows for each of the years in the period from March 27, 1998 (inception) to December 31, 1998 and the interim financial statements as of September 30, 1999 (unaudited).

                           DYNAMIC IMAGING GROUP, INC.

                              FINANCIAL STATEMENTS

       For the Period from Inception (March 27, 1998) to December 31, 1998


                           DYNAMIC IMAGING GROUP, INC.

                              FINANCIAL STATEMENTS

       For the Period from Inception (March 27, 1998) to December 31, 1998


                                    CONTENTS


       Report of Independent Certified Public Accountants.......................................................F-2

       Financial Statements:

           Balance Sheet........................................................................................F-3

           Statement of Operations..............................................................................F-4

           Statement of Stockholders' Equity....................................................................F-5

           Statement of Cash Flows..............................................................................F-6

       Notes to Financial Statements.........................................................................F-7-10

           Balance Sheet.......................................................................................F-11

           Statement of Operations.............................................................................F-12

           Statement of Stockholders' Equity...................................................................F-13

           Statement of Cash Flows.............................................................................F-14

       Notes to Financial Statements........................................................................F-15-17



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders
Dynamic Imaging Group, Inc.
Fort Lauderdale, Florida

We have audited the accompanying balance sheet of Dynamic Imaging Group, Inc. as of December 31, 1998 the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 27, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Imaging Group, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (March 27, 1998) to December 31, 1998, in conformity with generally accepted accounting principles.




Millward & Co. CPAs
Fort Lauderdale, Florida
February 15, 1999


                           DYNAMIC IMAGING GROUP, INC.
                                  BALANCE SHEET
                                December 31, 1998




                                     ASSETS
CURRENT ASSETS:
    Cash                                                              $  10,047
    Accounts Receivable                                                   4,507
                                                                     ----------
        Total Current Assets                                             14,554

    Property and Equipment, at Cost (Net of Accumulated
        Depreciation of $560 )                                           33,126

    Security Deposit                                                      1,590
                                                                     ----------
        Total Assets                                                  $  49,270
                                                                     ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts Payable and Accrued Expenses                             $  31,848
    Deferred Income Taxes                                                 1,620
    Due to Affiliated Company                                             7,408
                                                                     ----------
        Total Liabilities                                                40,876
                                                                     ----------
STOCKHOLDERS' EQUITY:
    Preferred Stock (No Par Value; 5,000,000 Shares
        Authorized; No Shares Issued and Outstanding)                        --
    Common Stock ($.001 Par Value; 50,000,000 Shares Authorized;
        5,000,000 Shares Issued and Outstanding )                         5,000
    Additional Paid-in Capital                                          300,000
    Accumulated Deficit                                                (296,606)
                                                                     ----------
        Total Stockholders' Equity                                        8,394
                                                                     ----------
        Total Liabilities and Stockholders' Equity                    $  49,270
                                                                     ==========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                             STATEMENT OF OPERATIONS
       For the Period from Inception (March 27, 1998) to December 31, 1998

REVENUES:
  Graphic Sales                                                     $    21,626
  Display Sales                                                         186,535
  Display Rental Income                                                   1,618
                                                                    -----------

     Total Revenues                                                     209,779

COST OF SALES                                                            68,370
                                                                    -----------

GROSS PROFIT                                                            141,409
                                                                    -----------

OPERATING EXPENSES:
    Advertising                                                          19,446
    Bank Charges                                                          6,344
    Depreciation                                                            560
    Dues and Subscriptions                                                  402
    Licenses and Permits                                                    316
    Office Supplies                                                       6,581
    Other                                                                   485
    Postage and Delivery                                                  5,479
    Printing and Reproduction                                             7,294
    Professional Fees                                                    34,378
    Rent                                                                 25,465
    Repairs and Maintenance                                               1,701
    Salaries                                                            300,000
    Telephone                                                            11,272
    Travel and Entertainment                                             11,613
    Utilities                                                             5,059
                                                                    -----------

        Total Operating Expenses                                        436,395
                                                                    -----------

LOSS BEFORE PROVISION FOR INCOME TAXES                                 (294,986)
                                                                    -----------

PROVISION FOR INCOME TAXES:
     Current                                                                 --
     Deferred                                                             1,620
                                                                    -----------

                                                                          1,620
                                                                    -----------

NET LOSS                                                            $  (296,606)
                                                                    ===========

BASIC AND DILUTED:
      Net Loss Per Common Share                                     $     (0.06)
                                                                    ===========

      Weighted Common Shares Outstanding                              5,000,000
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.


                              DYNAMIC IMAGING, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       For the Period from Inception (March 27, 1998) to December 31, 1998


                                                                      Common Stock                                         Total
                                              Preferred Stock       $.001 Par Value       Additional     Accumulated  Stockholders'
                                           Shares       Amount   Shares         Amount  Paid-in Capital     Deficit       Equity
                                           ------       ------   ------         ------  ---------------     -------       ------
Shares Issued to Shareholders at Inception      --   $      --   5,000,000   $   5,000     $      --       $      --    $   5,000

Recognition of Officers Compensation on
        Donated Services                                                                                     300,000      300,000

Net Loss for the Period from Inception
        (March 27, 1998) to
        December 31, 1998                       --          --          --          --            --        (296,606)    (296,606)
                                            ------   ---------   ---------   ---------     ---------       ---------    ---------

Balance at December 31, 1998                    --   $      --   5,000,000   $   5,000     $ 300,000       $(296,606)   $   8,394
                                            ======   =========   =========   =========     =========       =========    =========



   The accompanying notes are an integral part of these financial statements.


                           DYNAMIC IMAGING GROUP, INC.
                             STATEMENT OF CASH FLOWS
       For the Period from Inception (March 27, 1998) to December 31, 1998




CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                           $(296,606)
    Adjustments to Reconcile Net Loss to Net Cash Flows
        Provided by Operating Activities:

           Depreciation                                                      560
           Recognition of  Officers Compensation on Donated Services     300,000

           (Increase) Decrease in:
             Accounts Receivable                                          (4,507)
             Security Deposits                                            (1,590)

           Increase (Decrease) in:
              Accounts Payable and Accrued Expenses                       31,848
              Deferred Income Taxes                                        1,620
              Due to Affiliated Company                                    7,408
                                                                       ---------
Net Cash Flows Provided by Operating Activities                           38,733
                                                                       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Property and Equipment                                (33,686)
                                                                       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of Common Stock                                              5,000
                                                                       ---------

Net Increase in Cash                                                      10,047

Cash - Beginning of Period                                                    --
                                                                       ---------

Cash - End of Period                                                   $  10,047
                                                                       =========

SUPPLEMENTAL INFORMATION:
   Cash Paid During Year for:
       Interest                                                        $      --
                                                                       =========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Dynamic Imaging Group, Inc. (Colorado) (the "Colorado Company") was incorporated on March 27, 1998 under the laws of the State of Colorado. The Colorado Company is authorized to issue 5,000,000 shares of its no par common stock

Dynamic Imaging Group, Inc. (Florida) (The "Florida Company") was organized under the law of the State of Florida during January 1999. The Florida Company's articles of incorporation provide for the issuance of 5,000,000 shares of its $.001 par value common stock and 5,000,000 shares of its no par value preferred stock.

During January 1999, all of the issued and outstanding stock of the Colorado Company was exchanged for all of the shares of the issued and outstanding common stock of the Florida Company. The accompanying financial statements give retroactive effect to the exchange of common stock. The Colorado Company and the Florida Company are hereinafter referred to collectively as the Company.

The Company is engaged in the sale, marketing and rental of portable show displays, accessories and graphics through an independent network of outlets though out the United States. The Company maintains its principal business operations in Fort Lauderdale, Florida.

Revenue Recognition

Revenues from display sales are recognized upon shipment to the customer. Revenues from graphic sales are recognized upon job completion. The Company records revenues from display rentals when the rentals are completed and billed.

Fair Market Value of Financial Instruments

The carrying amount reported in the balance sheet for cash, other receivables, accounts payable, and accrued liabilities approximates fair market value due to the immediate or short-term maturity of these financial instruments.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

Property and Equipment

Property and equipment are stated on the basis of cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the following estimated useful lives: equipment, furniture and fixtures, 5 to 7 years.

When assets are retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Stock- Based Compensation

The Company uses SFAS No. 123, "Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Income Taxes

The Company utilizes the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation consisted of the following:

Furniture and fixtures                                              $    4,000
Machinery and Equipment                                                  8,212
Displays                                                                20,819
Leasehold Improvements                                                     655
                                                                    ----------
                                                                        33,686

Less: Accumulated depreciation                                           (560)
                                                                    ----------

Total                                                               $   33,126
                                                                    ==========

For the period from inception (March 27, 1998) to December 31, 1998, depreciation expense amounted to $560.

NOTE 3 - INCOME TAXES

Income taxes are computed at statutory rates on pretax income. Deferred taxes are recorded based on differences in financial statements and taxable income. The tax effect of the temporary difference that gives rise to the deferred tax liability at December 31 related to depreciation and amounted to $1,620.

                           DYNAMIC IMAGING GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 1998



NOTE 4 - RELATED PARTY TRANSACTIONS

A company related through common ownership advanced funds to Company for operations. These amounts are non-interest bearing, non-collateralized, and are payable on demand. As of December 31, 1998, amounts due to this related company amounted to $7,408.

NOTE 5 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

Common Stock

During March 1998, the Company issued 5,000,000 shares of its $.001 par value common shares for $5,000.

During March 1998, the Company granted options to three officers to acquire an aggregate of 4,500,000 restricted shares of common stock at an exercise price of $.80 per share. The options have been granted to these officers at a price equal to the market value of the shares at date of grant, become exercisable in five annual installments of 900,000 shares beginning on February 28, 2000, and expire not more than seven years after the date of grant. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 5.5%, and an expected live of 7 years. The fair value of options granted was minimal.

For the period ended December 31, 1998, the Company recorded officers' compensation expense of $300,000 relating to services donated to the Company.

NOTE 6 - COMMITMENTS

Employment Agreements

During February 1998, the Company entered into five (5) year employment agreements with three officers of the Company. The agreements provide for (i) an annual base salary of $120,000, plus a discretionary expense account equal to 10% of the base pay and (ii) a bonus equal to 2.5% of the Company's gross receipts for each year of the agreement, to a maximum of 10% of the gross profits. The base salary shall increase not less than 10% of the previous years base salary. The officers agreed to waive their respective salaries until February 27, 1999. Additionally, these officers were granted options to acquire 300,000 shares of common stock of the Company per calendar year in each year of employment at an exercise price of $.80 per share (See Note 5).

                           DYNAMIC IMAGING GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 1998




NOTE 6 - COMMITMENTS (Continued)

Operating Lease

The Company leases office space in Fort Lauderdale, Florida pursuant to operating leases. The leases generally provide for fixed monthly rental payments aggregating approximately $4,800 plus sales tax through July 2001. The Company has the option of renewing these leases for up to three years. For the period from inception (March 27, 1998) to December 31, 1998, rent expense amounted to $25,465.

At December 31, 1998, the future minimum annual rental payment under the non-cancelable operating lease is as follows:

     Year
     ----
     1999                                                    $       56,100
     2000                                                            39,600
     2001                                                            21,450
                                                             --------------

                                                             $      117,150
                                                             ==============
NOTE 7 - SUBSEQUENT EVENT

During January 1999, the Company issued 250,300 shares of common stock at a price of $0.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $120,000 to be used for the operations of the Company.

During February 1999, the Company issued 25,950 shares of common stock at a price of $2.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $61,631 to be used for the operations of the Company.

                           DYNAMIC IMAGING GROUP, INC.
                                  BALANCE SHEET
                               September 30, 1999



                                     ASSETS


CURRENT ASSETS:
    Cash                                                           $     3,503
    Accounts Receivable                                                 57,715
    Subscriptions Receivable                                           115,000
    Due from Related Parties                                           195,190
                                                                   -----------
        Total Current Assets                                           371,408

    Property and Equipment, at Cost (Net of Accumulated
        Depreciation of $9,560 )                                       153,285

    Security Deposit                                                     2,590
                                                                   -----------
        Total Assets                                               $   527,283
                                                                   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Note Payable                                                   $    10,000
    Accounts Payable and Accrued Expenses                              150,929
    Accrued Salaries                                                   210,000
    Deferred Income Taxes                                                1,620
    Due to Affiliated Company                                           14,079
    Customer Deposits                                                    8,768
                                                                   -----------
        Total Liabilities                                              395,396
                                                                   -----------

STOCKHOLDERS' EQUITY:
    Preferred Stock (No Par Value; 5,000,000 Shares
        Authorized; No Shares Issued and Outstanding)                       --
    Common Stock ($.001 Par Value; 50,000,000 Shares Authorized;
        5,609,710 Shares Issued and Outstanding )                        5,610
    Additional Paid-in Capital                                       1,220,125
    Accumulated Deficit                                               (945,848)
    Subscriptions Receivable                                          (148,000)
                                                                   -----------
        Total Stockholders' Equity                                     131,887
                                                                   -----------
        Total Liabilities and Stockholders' Equity                 $   527,283
                                                                   ===========


   The accompanying notes are an integral part of these financial statements.


                           DYNAMIC IMAGING GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                               For the Three Months          For the Nine Months
                                                Ended September 30,          Ended September 30,
                                                -------------------          -------------------
                                              1999             1998        1999               1998
                                              ----             ----        ----               ----
REVENUES                                   $   165,818    $    15,767    $   356,089    $    49,282
COST OF SALES                                   71,842         13,451        180,285         14,129
                                           -----------    -----------    -----------    -----------
GROSS PROFIT                                    93,976          2,316        175,804         35,153
                                           -----------    -----------    -----------    -----------
OPERATING EXPENSES
    Advertising                                  3,104          4,196         12,180          5,776
    Auto expense                                 6,311             --         37,273             --
    Contract Labor                              82,988         14,953        163,196         16,904
    Depreciation                                 6,000             --          9,000             --
    Insurance                                    6,490             --         17,597             --
    Licenses and Permits                            --            160          1,274            316
    Office Supplies                              4,382            615         15,802            615
    Other                                         (798)         3,175         17,583          3,173
    Postage and Delivery                         4,292          3,027         13,864          3,369
    Printing and Reproduction                      356          3,021         10,661          4,035
    Professional Fees                            8,076             --         23,641          5,000
    Rent                                        24,124          8,910         56,002         12,302
    Repairs and Maintenance                      1,070            342          6,230            342
    Salaries                                   114,551             --        349,126             --
    Telephone                                    5,414          6,065         23,566          6,977
    Travel and Entertainment                    17,714            712         55,743          2,668
    Utilities                                    5,608          2,696         12,308          2,696
                                           -----------    -----------    -----------    -----------
        Total Operating Expenses               289,682         47,872        825,046         64,173
                                           -----------    -----------    -----------    -----------
LOSS BEFORE PROVISION FOR INCOME TAXES        (195,706)       (45,556)      (649,242)       (29,020)
                                           -----------    -----------    -----------    -----------
PROVISION FOR INCOME TAXES:
    Current                                         --             --             --             --
    Deferred                                        --             --             --             --
                                           -----------    -----------    -----------    -----------
                                                    --             --             --             --
                                           -----------    -----------    -----------    -----------

NET LOSS                                   $  (195,706)   $   (45,556)   $  (649,242)   $   (29,020)
                                           ===========    ===========    ===========    ===========
BASIC AND DILUTED:
      Net Loss Per Common Share:           $     (0.03)   $     (0.01)   $     (0.12)   $     (0.01)
                                           ===========    ===========    ===========    ===========
      Weighted Common Shares Outstanding     5,598,406      5,000,000      5,487,660      5,000,000
                                           ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.



                              DYNAMIC IMAGING, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  For the Nine Months Ended September 30, 1999



                                                  Common Stock                                                             Total
                                               $.001 Par Value              Additional      Accumulated  Subscriptions Stockholders'
                                                    Shares       Amount   Paid-in Capital     Deficit     Receivable      Equity
                                                    ------       ------   ---------------     -------     ----------      ------
Balance at December 31, 1998                        5,000,000   $   5,000   $   300,000    $  (296,606)   $        --   $     8,394

Shares Issued in Connection with Offerings            545,210         545       746,940             --        (66,750)      680,735

Shares Issued for Services                             64,500          65       113,185             --        (81,250)       32,000


Recognition of officers compensation on
  donated services                                         --          --        60,000             --                       60,000
Net Loss for the Nine Months Ended
  September 30, 1999                                       --          --            --       (649,242)            --      (649,242)
                                                  -----------   ---------   -----------    -----------    -----------   -----------

Balance at September 30, 1999                       5,609,710       5,610     1,220,125       (945,848)      (148,000)      131,887
                                                  ===========   =========   ===========    ===========    ===========   ===========


   The accompanying notes are an integral part of these financial statements.


                          DYNAMIC IMAGING GROUP, INC.
                            STATEMENT OF CASH FLOWS
             For the Nine Months Ended September 30, 1999 and 1998


                                                                      For the Nine Months Ended
                                                                             September 30,
                                                                             -------------
                                                                       1999               1998
                                                                       ----               ----

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                           $(649,242)   $ (29,020)
    Adjustments to Reconcile Net Loss to Net Cash Flows
        Used in Operating Activities:

           Depreciation                                                    9,000           --
           Common Stock Issued for Services                                2,000           --
           Recognition of Officers' Compensation on Donated Services      60,000           --

           (Increase) Decrease in:
             Accounts Receivable                                         (53,208)          --
             Due from Related Parties                                   (195,190)     (23,915)
             Security Deposits                                            (1,000)          --

           Increase (Decrease) in:
              Accounts Payable and Accrued Expenses                      119,081       50,019
              Accrued Salaries                                           210,000           --
              Due to Related Parties                                      (7,408)          --
              Due to Affiliated Company                                   14,079           --
              Customer Deposits                                            8,768           --
                                                                      ----------   ----------

Net Cash Flows Used in Operating Activities                             (483,120)      (2,916)
                                                                      ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Property and Equipment                               (129,159)      (2,084)
                                                                      ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from Note Payable                                           10,000           --
     Net Proceeds from Issuance of Common Stock                          595,735        5,000
                                                                      ----------   ----------

Net Cash Flows Provided by Financial Activities                          605,735        5,000
                                                                      ----------   ----------

Net Increase in Cash                                                      (6,544)          --

Cash - Beginning of Period                                                10,047           --
                                                                      ----------   ----------

Cash - End of Period                                                   $   3,503    $      --
                                                                      ==========   ==========
SUPPLEMENTAL
INFORMATION:
   Cash Paid During Year for:
       Interest                                                        $      --    $      --
                                                                      ==========   ==========

 NONCASH INVESTING AND FINANCING ACTIVITIES:
   Issuance of Common Stock for Subscription Receivable                $ 263,000    $      --
                                                                      ==========   ==========

   Common Stock Issued for Leasehold Improvements                      $  30,000    $      --
                                                                      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (UNAUDITED)



NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The accompanying financial statements for the interim periods are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the periods presented. . These financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 1998. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results for the full fiscal year ending December 31, 1999.

NOTE 2- LOSS PER SHARE

Basic earnings per share is computed by dividing net loss, after adding back preferred stock dividends accumulated during the period, by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Diluted loss per common share is not presented because it is anti-dilutive.

NOTE 3 - DUE FROM RELATED PARTIES

The Company advanced funds to certain officers of the Company. The advances are non-interest bearing and are payable on demand.

NOTE 4 - NOTE PAYABLE
The Company has a note payable to an unaffiliated third party. The note is non-interest bearing, non-collateralized, and are payable on demand. As of September 30, 1999, the note payable to this third party amounted to $10,000. For the nine months ended September 30, 1999, the Company imputed interest on these notes at an annual rate of 12%.

NOTE 5- STOCKHOLDERS' EQUITY

Preferred Stock
---------------

The Company is authorized to issue 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (UNAUDITED)


NOTE 5- STOCKHOLDERS' EQUITY (Continued)

Common Stock
------------

During March 1998, the Company issued 5,000,000 shares of its common stock to founders of the Company for $5,000. In as much these individuals were accredited or otherwise sophisticated investors, and had access to all information concerning the Company, the transaction was exempt from registration under the Securities and Exchange Act of 1933 and the rules and regulations there under.


During March 1998, the Company granted options to three officers to acquire an aggregate of 4,500,000 restricted shares of common stock at an exercise price of $.80 per share. The options have been granted to these officers at a price equal to the market value of the shares at date of grant, become exercisable in five annual installments of 900,000 shares beginning on February 28, 2000, and expire not more than seven years after the date of grant. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 5.5%, and an expected life of 7 years. The fair value of options granted was minimal.


For the period ended December 31, 1998, the Company recorded officers' compensation expense of $300,000 relating to services donated to the Company.

During January 1999, the Company issued 250,300 shares of common stock at a price of $0.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $125,150 to be used for the operations of the Company.


During February and March 1999, the Company issued 299,410 shares of common stock at a price of $2.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $300,335 to be used for the operations of the Company and leasehold improvements amounting to $30,000. As of September 30, 1999, the Company had a subscription receivable amounting to $263,000 of which $115,000 was collected subsequent to the period.

During the nine months ended September 30, 1999, the Company recorded officers' compensation expense of $60,000 relating to services donated to the Company. Also, during the period ended June 30, 1999, the Company accrued officers salaries amounting to $210,000.

During June 1999, the Company issued 20,000 shares of restricted common stock in exchange for professional services rendered. These shares were valued at approximately $.10 per share, the fair values, and charged to operations.

In July 1999, the Company issued 40,000 shares of restricted common stock for proceeds of $25,000.

Subsequent to the period, the Company issued 5,000 shares of restricted common stock for net proceeds of $5,000.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (UNAUDITED)




NOTE 6 -COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represent certain amounts that are reported as components of stockholders' equity in the accompanying balance sheet, including foreign currency translation adjustments. For the nine months ending September 30, 1999, the Company had no comprehensive income.

NOTE 7 - FUTURE EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. This statement changes the way public companies report information about segments of their business in their annual financial statements. This statement is effective for the Company's fiscal year ending December 31, 1999. However, information is not to be presented for interim financial statements in the first year of implementation. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosure.

                                    PART III


ITEM 1.     INDEX TO EXHIBITS

EXHIBITS    DESCRIPTION OF DOCUMENT
--------    -----------------------

3.1         Articles of Incorporation of Dynamic Imaging Group, Inc.*

3.2         Bylaws of Dynamic Imaging Group, Inc.*


10.1 Employment Agreement between Dynamic Imaging Group, Inc. and Gary Morgan dated March 2, 1998.


10.2 Employment Agreement between Dynamic Imaging Group, Inc. and Roland Breton dated March 2, 1998.*

10.3 Agreement between Dynamic Imaging Group, Inc. and Howard Storfer dated March 2, 1998.*

10.4 Lease Agreement between Dynamic Imaging Group, Inc. and Patricia Cheris dated June 1998.*

10.5 Lease Agreement between Dynamic Imaging Group, Inc. and Luisa Certain and Maria Certain dated November 19, 1998.*

10.6 Lease Agreement between Dynamic Imaging Group, Inc. and Luisa Certain and Maria Certain dated May 1, 1998.*

10.7        Co-Marketing Agreement with Sign*A*Rama USA, Inc.*

23.         Subsidiaries.*

27.         Financial Data Schedule.


* Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, Dynamic Imaging Group, Inc. caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          DYNAMIC IMAGING GROUP, INC.



Date: January 18, 2000                    By: /s/ Gary R. Morgan
                                              ----------------------------
                                                  Gary R. Morgan

Date: January 18, 2000                    By: /s/ Roland L. Breton
                                              ----------------------------
                                                  Roland L. Breton




                                      -16-